Filed by Atlas Crest Investment Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Atlas Crest Investment Corp.

Commission File No. 001-39668

Date: August 3, 2021

Corporate Participants:

K. Moelis, Chairman of the Board of Directors of Atlas Crest Investment Corp.

The following is a transcript of a CNBC interview

https://app.criticalmention.com/app/#clip/view/eac57411-ba7a-499e-b960-f6c2d26e7221?token=600c2027-adc6-4c33-b4e1-17bb1c78f682

CNBC Interview: Transcript

David Faber: Today’s guest is the sponsor of Atlas Crest, he also happens to be the Chairman and CEO of Moelis and Company and fortunately has the last name, Moelis and first name, Ken. Ken, always nice to see you. I do want to start on that, because it was news last week. We haven't seen many price cuts in these deals, which are mergers. And certainly, you’ve advised on any number of them on either side where you’re dealing with a potential price cut. But on this one, why, as the sponsor, did you pursue a price cut and what gave you the leverage to actually get it?

Ken Moelis: Good to be with you David. First of all, I was very annoyed last night, I was watching you and I guess Hilton because of Waldor, and if you remember, Hilton Hotels was the first transaction Moelis and Company had ever done and that was 15 years ago. So, I was very disappointed I didn’t get Astor. So great job last night, very disappointed that I missed it. On Archer and SPACs in general, I think the interesting part is SPAC transactions are a very interesting combination of merger, as you said, but really IPO. And when we talk to people about doing a transaction, we say do you view this as an IPO? We view this as a beginning of a journey and not the end. And that’s very different, mergers are often the end of a journey, IPOs are the begging. So, they're very different and the Archer team agreed with us that this was the beginning of the journey for them. Valuations have changed, rather dramatically, really from where these transactions were first attempted or first negotiated in February, March, April, that time period. And we wanted to reflect that. And it was great that the team at Archer also wanted to reflect that. At the beginning of the journey, you want your team to create money with you, you want to create value and it's the beginning, not the end

Faber: But clearly in any negotiation, you have to have some sort of leverage don’t you to get the other side to agree? I get Archer's long-time view and applaud it, but they're taking a lot less, aren't they? I know there was some consternation about potential litigations with Boeing, although that seemed to go off the table, but was that a factor here as well?

Moelis: Look, it was a holistic thing. They had the unfortunate whisk, which is controlled by Boeing, accused them of stealing trade secrets. Archer did a tremendous amount of work and I was very proud of the detail and depth in which they did the work, and could not find anything on any of their computers that related to a whisk trade secret. So once we had that behind us, we talked to them about the market. And look, these stocks often are very tricky and complicated agreements. We had the ability to talk to them about how we were going to go back to the investors of Atlas Crest in the market and recommend the deal. I would say it was a very collaborative conversation with Brett and Adam, the two founders, who wanted our investors, the investor base is phenomenal. They have a $600 million pipe out there. It’s some of the leading investors in the world and I think they felt like we did, which is we’re just starting this. We need a plane in the air and we need our investor base to be excited to be on the journey with us. So, it was pretty collaborative.

Faber: I noticed another one, there’s this main competitor out there that we notice because they’re also going public through SPAC, Joby. That has a much higher valuation now than the company you're taking public, doesn't it?

Moelis: Well I think their agreement, I think, is somewhere this week. Look, we think the market is a very large market. If you look at total adjustable market for uban air mobility, in the future, we think a lot of people will get around via these electric vertical takeoff and landing vehicles. We actually wish them success as well, there's so much room. It’s not like GM and Ford had a problem coexisting for many years. So, I wish them success. But one of the attractive parts, I hope, of our company right now is it's about a third of the valuation pre-money of their largest competitor and they're both on a very similar track of putting planes in the air.

Faber: Yes, 2024, I guess it is. Ken, I don’t want to just spend times on SPACs so let's talk a little more about the broader market. M&A continues to be very important for Moelis and Company. The KKR numbers, I’m sure you saw them, they took in $59 billion in a quarter, versus $44 billion last year. Is that a story, in your opinion? Does that speak to the strength the strength of pe and potentially the number of deals coming for a firm of your own to advise on?

Moelis: Yeah, I think people are missing a dramatic trend in the market. Or they're not missing it, but it's getting stronger and stronger. That's the allocation of capital to total asset managers. It's like nothing I’ve ever seen. Two things happened this year. One, the markets the markets really responded unbelievably to the COVID year. We’ve had one of the largest upticks, so if you levered into that, you're going to have great returns. So, I suspect the majority of alternative asset managers have significantly attracted returns. Nut secondly David, even more importantly, there was much less volatility experience. Think about it, if you were in the public markets, somewhere in March 30th of last year, you may have been fired or someone was questioning your capitol allocation. If you had allocated to these alternative, they weren’t liquid and didn’t reflect the volatility of the market as much. So, I think you're going to see a tremendous amount of capital go into asset managers. And many of them create M&A. That's what they do for a living, they buy and sell companies.

Faber: Like nothing you've ever seen, Ken? You just said that, and you've seen a lot. I don't want to say you're old but...

Moelis: Thank you. Look, you just said it. You said what, KKR raised $59 billion? I remember, you probably do too, David, when there was a lot of hype around the millennium fund that KKR was raising. I think it was only 20 years ago and the whole fund was $5 billion or something. So, when you start seeing $50 plus billion in a quarter, I’ve never seen anything like it. And I think it's accelerating. There's a lot of capitol and a lot is going to get allocated to alternative asset managers. And those asset managers will transact, and I think it’s very good for the whole M&A industry.

Faber: Finally, Ken, speaking of Moelis and Company, I did take a look, as I sometimes do, in terms of insider sales. You've sold a lot of stock. I mean, after the IPO, I think you owned 31% of this company. Navid owned 8%. I mean, I don't have up to date numbers, but I had you down to about 7%, Navid down to 1%. You sold a lot of stock. What do you tell your investor base why you're doing that?

Moelis: Well the good news is 7% of Moelis is a significant amount of money. It’s about 5 million shares, it's my largest holding by far. I still control a significant amount of the vote. Believe me, 7% of Moelis and Company is worth more than 30% what it was when we went public seven years ago. We've created a lot of value for people and as you said David, I’m not getting any younger. So, you diversify your portfolio over time. But I’m pretty happy where I am at this point and very happy with the success of the company.

Faber: Well you're not going anywhere, though, right, Ken? I mean I was kind of kidding, you're still young, you really are. I mean you might be a little bit older than me.

Moelis: I sued to think when I read about 63 year… I feel differently about the age bracket now than I have ever and no, I’m not going anywhere. In fact, it's become more fun. The amount of change in the economy and the challenge to your mind every day to keep up with what's happening, and then to see how effective the younger people in the industry have become because of the radical change in underlying technology and how much you need your young people that you've trained and brought up through the system. It's never been as much fun to be in this business.

Faber: Alright, we’ve got to go. You're bringing the young people back to the office though, right?

Moelis: I assume they're going to come in because a lot of great stuff happens in the office. And I think there will be fear of missing out by not being in the office. Might not happen tomorrow. But you'll see, about a year from now, people are going to say what great things are happening in the office and they're going to want to come in.

Faber: A lot of great stuff to talk about. We’re out of time though. I always appreciate you spending time with us, thank you.

Moelis: Great. Look forward to seeing you tonight.

Faber: Great, thanks Ken.

END OF INTERVIEW

Additional Information

Additional Information This communication may be deemed solicitation material in respect of the proposed business combination between Atlas and Archer (the "Business Combination"). This communication does not constitute a solicitation of any vote or approval. In connection with the proposed Business Combination, Atlas has filed a Registration Statement on Form S-4 (as may be amended from time to time, the "Registration Statement") with the U.S. Securities and Exchange Commission's ("SEC"), which includes a preliminary prospectus and preliminary proxy statement. Atlas may also file other documents with the SEC regarding the Business Combination. Atlas will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Atlas will send to its shareholders in connection with the Business Combination. Investors and security holders of Atlas are advised to read, when available, the definitive proxy statement/prospectus in connection with Atlas' solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the definitive proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to shareholders of Atlas as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC's website at www.sec.gov or by directing a request to: 399 Park Avenue New York, New York 10022.

Participants in the Solicitation

Atlas, Archer, the Sponsor and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Atlas's shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Atlas' directors and officers in Atlas' filings with the SEC, including the Registration Statement filed with the SEC by Atlas, which will include the proxy statement/prospectus of Atlas for the Business Combination.

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Atlas and Archer, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of the management of Atlas and Archer and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Atlas and Archer. These statements are subject to a number of risks and uncertainties regarding Atlas' businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the early stage nature of Archer's business and its past and projected future losses; Archer's ability to manufacture and deliver aircraft and its impact on the risk of investment; Archer's dependence on United Airlines for its current aircraft orders and development process, and the risk that United Airlines cancels its contracts with Archer; risks relating to the uncertainty of the projections included in the model; the effectiveness of Archer's marketing and growth strategies, including its ability to effectively market air transportation as a substitute for conventional methods of transportation; Archer's ability to compete in the competitive urban air mobility and eVTOL industries; Archer's ability to obtain expected or required certifications, licenses, approvals, and authorizations from transportation authorities; Archer's ability to achieve its business milestones and launch products on anticipated timelines; Archer's dependence on suppliers and service partners for the parts and components in its aircraft; Archer's ability to develop commercial-scale manufacturing capabilities; regulatory requirements and other obstacles outside of Archer's control that slow market adoption of electric aircraft, such as Archer's inability to obtain and maintain adequate facilities and Vertiport infrastructure; Archer's ability to hire, train and retain qualified personnel; risks related to Archer's Aerial Ride Sharing Business operating in densely populated metropolitan areas and heavily regulated airports; adverse publicity from accidents involving aircraft, helicopters or lithium-ion battery cells; the impact of labor and union activities on Archer's work force; losses resulting from indexed price escalation clauses in purchase orders and cost overruns; regulatory risks related to evolving laws and regulations in Archer's industries; impact of the COVID-19 pandemic on Archer's business and the global economy; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Atlas or Archer is not obtained; a decline in Archer's securities following the business combination if it fails to meet the expectations of investors or securities analysts; Archer's inability to protect its intellectual property rights from unauthorized use by third parties; Archer's need for and the availability of additional capital; cybersecurity risks; risks and costs associated with the ongoing litigation with Wisk; the dual class structure of Archer's common stock, which will limit other investors' ability to influence corporate matters; the amount of redemption requests made by Atlas' public stockholders; the ability of Atlas or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future, and those factors discussed in Atlas' Registration Statement, under the heading “Risk Factors,” and other documents of Atlas filed, or to be filed, with the SEC. If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Atlas nor Archer presently know or that Atlas and Archer currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Atlas' and Archer's expectations, plans or forecasts of future events and views as of the date of this communication. Atlas and Archer anticipate that subsequent events and developments will cause Atlas' and Archer's assessments to change. However, while Atlas and Archer may elect to update these forward-looking statements at some point in the future, Atlas and Archer specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Atlas' or Archer's assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.